                       U.S. SECURITIES AND EXCHANGE COMMISSION   +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2002  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |   0-26799   |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
check box
Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]   Form N-SAR
                    For Period Ended: March 31, 2000
                                      ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: September 30, 1999
________________________________________________________________________________
Read Instruction (on back page) Before Preparing Form, Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
------------------------------------------------------------------------------
Full Name of Registrant:
     IJNT.net, Inc.
------------------------------------------------------------------------------
Former Name if Applicable

------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
     2030 Main Street, Suite 500
------------------------------------------------------------------------------
City, State, Zip Code
     Irvine, CA  92614
--------------------------------------------------------------------------------
 PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[XX] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Significant changes in the Company's management and accounting personnel have not permitted them time to complete preparation of the necessary information for the subject report, without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Kim Marcus                           949               260-8100
----------------------------   -----------------   ---------------
     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
------------------------------------------------------------------------------

                                  IJNT.net, Inc.
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2000                      By: /s/ Michael A. Sternberg
     -----------------------------       -------------------------------------
                                         Michael A. Sternberg, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT

The Company anticipates that its losses from operations will be substantially higher for the fiscal year ended March 31, 2000 (estimated to be approximately $32.0 million) than for the losses for fiscal year ended March 31, 1999 which were ($8,626,000). Such increased losses resulted primarily from increased start-up expenses attributable to the construction of a telephone switching facility and the related network, as well as increased compensation expenses, including approximately $7.0 million of non-cash expenses arising from the grant of options or issuance of stock to employees and consultants.